     Filed by Sky Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 001-14473)

The following is the transcript from the Huntington Bancshares Incorporated and Sky Financial Group, Inc. Merger Conference Call.

Operator

Good morning, my name is Felicia and I will be your conference operator today. At this time I would like to welcome everyone to the Huntington Bancshares and Sky Financial Group merger conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarked there will be a question-and-answer session. (OPERATOR INSTRUCTIONS). Thank you. Mr. Gould, you may begin your conference.

Jay Gould- Huntington Bancshares - Dir. of IR

Thank you, Felicia, and welcome, everyone, to the Huntington and Sky Financial Group joint conference call to discuss our announced merger. I'm Jay Gould, Director of Investor Relations for Huntington. Copies of the slides we will be reviewing can be found on our website, Huntington.com, and this call is being recorded and will be available as a rebroadcast starting about an hour from the close of the call. Please call the Investor Relations department at 614-480-5676 for more information on how to access these recordings or playback or should you have difficulty getting a copy of the slides.

Slides 18 through 20 at the close of today's formal remarks note several aspects of the basis of today's presentation. I encourage you to read these, but let me briefly point out a couple of key disclosures related to today's presentation. First, this presentation contains certain pro forma financial measures which we believe will be helpful in gauging how the merger of Sky Financial

Group will impact our results of operations or financial position. Pro forma data represent actual reported information as of September 30 for both organizations combined arithmetically with no adjustments for purchase accounting made unless otherwise noted.

Sky Financial data also includes Union Federal Bank reported information on a similar pro forma basis as Sky completed this transaction subsequent to September 30. Many of you are familiar with the remaining basis of presentation terms and their usage on those slides, but for those of you who are not, we've provided definitions and rationale for their usage.

Second, today's discussion, including the Q&A period, may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Such statements are based on information and assumptions available at this time and are subject to change, risks and uncertainties which may cause actual results to differ materially. We assume no obligation to update such statements. For a complete discussion of risks and uncertainties, please refer to these slides and material filed with the SEC including our most recent Form 10-K, 10-Q and 8-K filings.

Lastly, please note that slide 20 advises where you can find additional information about the merger. Now turning to slide 2, presenting today from Huntington are Tom Hoaglin, Chairman, President and Chief Executive Officer, and Don Kimble, Executive Vice President and Chief Financial Officer. From Sky Financial is Marty Adams, Chairman, President and Chief Executive Officer. We want to leave ample time for your questions so let me turn the presentation over to Tom to begin. Tom?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Thank you, Jay, and welcome, everyone; thanks again for joining us. Slide 3 outlines what we'll cover in today's presentation. This is a very significant day in the histories of both Huntington and Sky Financial. Marty and I are excited to discuss with you to the transaction this morning.

In summary, our message is that this is a fairly priced, low risk strategic acquisition that improves financial performance and franchise value. We believe firmly that this transaction represents a value added combination with clear benefits for both investors and customers. It results in a significantly stronger regional presence that greatly increases customer convenience. We hope these messages become clear to you as well.

Now I have a confession to make. As you know, both Huntington and Sky operate principally in the slower growth Midwest. The confession is we like it; we think it's just fine. We know the markets and the types of customers we target. Our general location does carry certain challenges to be sure, but over the past few years we both have found ways to grow.

As we have thought about how best to create shareholder value in an environment of slow growth, the lack of Midwest banking consolidation and margin compression, Huntington has long felt that we could create above average shareholder returns by being a consolidator and in doing so extracting costs and enhancing customer convenience. And obviously any acquisition must be appropriately priced if it is to add value.

Turning to slide 4, at our September 27th analyst day in New York City we outlined our M&A philosophy criteria as well as our M&A disciplined pricing and return parameters. These can be found on slides 23 and 24 in the appendix. This transaction is compelling because it meets every one of those philosophical and financial criteria. All of Huntington's stakeholders will benefit from this merger. We'll detail this throughout this presentation, but in summary for shareholders and assuming a close early in the third quarter, this transaction is immediately accretive to 2000's earnings exclusive of onetime merger charges. It's expected to add 4% to earnings in 2008.

Further, the value of the expense efficiencies gained will exceed the premium we're paying thus assuring value accrues to Huntington's existing shareholders. Most importantly, as Don will outline, our assumptions are achievable, not heroic. For customers convenience gets a big boost. In Ohio Huntington will have the most banking offices and will become the third-largest bank. We'll have the number one deposit market share in key Ohio markets with our market position strengthened elsewhere. We'll become the third-largest bank in faster growing Indianapolis and we gain entry into the western Pennsylvania and Pittsburgh markets.

In addition, our passion for and commitment to local communities assures that our communities will benefit since this merger makes additional resources available to be delivered locally by a hometown bank. This combination also represents a great cultural fit. Both companies are run decentrally, value local decision-making and believe in delivering a superior customer experience. The hallmark of Sky is their success in developing a strong sales culture, an expertise we want to leverage throughout our franchise. Let me now ask Marty to share his perspective.

Marty Adams - Sky Financial - Chairman, President, CEO

Thanks, Tom, and hello, everyone. This combination is also a perfect fit for Sky and our stakeholders. Our shareholders benefit in two ways. First, we receive an immediate 25% premium to our stock price and our dividends will effectively increase approximately 10%. More importantly, we will also participate in the value this merger will create over time which I believe has tremendous upside potential. Our customers get added convenience; the merged company will have over 750 offices in almost 1,400 ATMs on a pro forma basis, that's before any consolidation.

With 449 offices and 819 ATMs in Ohio, with retention of local management customers will continue to be served by people they already know. In addition, both retail and commercial customers will have access to a broader array of products and services including access to Huntington's proven wealth management and investment management expertise and award-winning online banking.

The number one priority for Tom and me and the rest of the management team is to assure a seamless and effortless transition for Sky's customers. We will communicate frequently to assure customers we always will keep them well informed in advance of any changes that may take place. And I must go Tom's comment that this combination represents a nearly perfect culture match really as much as possible. Tom and I have spent a lot of time together over the past couple of months, we both value the competitive advantage that local decision-making provides. And we are committed to delivering a simply the best customer experience in each and every transaction.

Sky has been many acquisitions and we have a track record for doing them very well. Since I will become President and Chief Operating Officer of Huntington, our shareholders and customers can be assured that we will have -- that we will be relentless in making certain the values of this transaction are delivered.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Thanks, Marty. With these comments as overview, let me now turn the presentation over to Don Kimble to review some of the financial aspects. Don?

Don Kimble - Huntington Bancshares - EVP, CFO

Thanks, Tom. Beginning on slide 5, let me start with a detailed review of why this combination will deliver attractive shareholder benefits. First, it is expected to add about $0.01 or about 0.5% to 2007 GAAP EPS excluding merger-related charges, and about $0.09 or 4% to 2008 EPS. The estimated cash EPS results illustrate the capital generation capabilities of the combined company as cash EPS will increase by over 3% in 2007 and 8% in 2008. Slide 25 in the appendix details these calculations for you.

We believe that the EPS benefit estimated from the transaction compares favorably to other acquisition transactions within the banking industry. It is also expected to be more than 10% accretive on the 130 million incremental shares issued. Our estimate is that this transaction as priced will generate a 16% internal rate of return, well in excess of our cost of capital. We look at the internal rate of return analysis in conjunction with the EPS benefits and believe that both illustrates a conservative pricing and financial assumptions used in this transaction. How this is calculated is detailed on slide 27 in the appendix.

We are assuming $115 million of cost-saving excluding the impact of the estimated $200 million pretax restructuring charges. We estimate that the net present value of these energies exceeds the premium paid. This is calculated by computing the present value of $115 million in cost saves less the onetime merger costs, then subtracted the market premium paid in the transaction. Importantly this net benefit accrues to both Huntington's existing shareholders and former Sky shareholders.

Lastly, we believe that the transaction is reasonably priced compared with other banking industry transactions and in relation to the trading multiples of Huntington stock. We'll talk more about this in a moment.

Slide 6 summarizes the details of the transaction. Based on the closing stock prices for Huntington and Sky as of December 19th, the transaction's value is $3.6 billion. The transaction is 90% in stock and 10% in cash with Sky shareholders receiving 1.098 shares of Huntington and a cash payment of $3.023 for each share of Sky Financial. The estimate for total cost saves is $115 million pretax, about 25% of Sky's total annualized non-interest expense or about 8% of the combined annualized non-interest expense. Approximately 35% of this is expected to come from operation and technology efficiencies and 25% coming from the consolidation of at least 70 banking offices.

As to the transaction structure, the 90% stock portion will represent a tax-free exchange. The 10% cash portion will be taxable. It is important to note that due diligence has been completed. This included an in-depth review of their asset quality including a detailed file review of the 100 largest credits and all significant criticized assets. We also applied our rigorous loan loss reserve methodology to their portfolio and believe that Sky's quantification of the reserves is consistent with ours. The merger faces the customary regulatory approvals as well as approvals by shareholders of both Huntington and Sky. Our preliminary estimate for a target close data sometime in early July 2007.

On slide 7 we review why we believe this is to be a reasonably priced transaction. Here you can see that when compared with comparable nationwide and regional transactions that almost regardless of the pricing metrics chosen the pricing is comparable, if not lower.

Turning to slide 8, you can see that based on pro forma numbers this transaction or combination provides attractive financial performance benefits. First, the pro forma combined information reflects a combination of Huntington, Sky and Sky's October acquisition of Union Federal. On this pro forma basis Huntington will see an increase of approximately 26 basis to loan yields and a reduction of 4 basis points to the cost of deposits. These result in an increase of approximately 17 basis points to net interest margin. Although not shown on this slide, our pro forma combined ROA should increase as well, reflecting the higher core ROA of Sky and the earnings improvement expected from the transaction.

Next we estimate the efficiency ratio has the potential to improve substantially. Sky's efficiency ratio is already below that of Huntington. And when the impact of $115 million of target expense saves is factored in there is a potential to lower our combined efficiency ratio closer to our targeted 50 to 52% range. Huntington's fee income composition will benefit from an annualized $60 million of Sky's insurance line of business.

Now while capital ratios will be reduced due to the cash being paid on the transaction as well as related restructuring charges and other transaction related costs, capital levels will remain strong. Our pro forma leverage ratio is expected to still exceed 7%. And our tangible equity ratio should be approximately 5.75% at close and improve to over 6% within 12 months.

We do not rely on large incremental share buyback assumptions to generate EPS accretion in this transaction. In fact, while we do not give specific buyback estimates, we expect that our buyback activity in 2007 may be somewhat less than originally expected, and our buyback activity in 2008 will be consistent with our pretax position plans.

Lastly, and as shown on slide 9, the merger will further diversify our loan portfolio. Slide 9 shows the combination will result in a better balanced loan and deposit portfolio. While Sky's loan portfolio has a higher concentration in commercial real estate, they have a much lower concentration in auto loans and leases. Our due diligence placed particular attention on their commercial real estate portfolio and we're quite comfortable with our findings.

As a result of the combination over 50% of the loan portfolio will be in commercial credits versus 46% today. And our exposure to auto loans and leases declined from 15% today to 12%. On the deposit side Sky enjoys a higher percentage of savings and other deposits and a lower concentration in brokered deposits. Let me turn the presentation back to Tom.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

What we've covered so far I think makes it clear that this is a value added combination. I want to use the next few slides to demonstrate how this merger results in a better Midwest banking franchise and one that provides added convenience for our customers. As shown on slide 10, this merger expands our franchise significantly. In particular Sky expands our franchise from three main areas -- Northeast Ohio, Northwest Ohio and in Indianapolis. As shown in the table of our top 11 MSAs we will have a number one deposit market share in a number of important markets including Columbus, Toledo, Youngstown and Canton. We'll be number three in Indianapolis.

Slide 11 shows how much our position in Ohio has improved. Specifically we'll become the third-largest bank. We'll have the largest network of banking offices before consolidations and our customers will have the convenience of over 800 ATMs.

As noted on slide 12, our deposit market share in Indianapolis jumps to number three. We'll also rank third in the number of banking offices and we'll have 120 ATMs. Indianapolis is an attractive market with over 1.6 million people, where population growth is almost 8% compared with the national average of just over 6%. Further, it's a wealthy market with median household income over $52,400 and above the $49,700 national average.

The next slide recaps other markets where our presence has strengthened through a combination of more banking offices and improved deposit market share. It also shows our entry into the new markets including Pittsburgh and Youngstown. So in sum, we improved our market share significantly in key Ohio markets and in Indianapolis, strengthened our market shares in other Ohio markets and expanded a new Ohio, Western Pennsylvania and Pittsburgh markets.

Let me use the next three slides to discuss governance and other organizational matters. As shown on slide 14, upon close of the transaction the Board of Directors will consist of 15 members, 10 from Huntington and five from Sky. At the same time Marty will assume my position as President and will be appointed to a newly created position of Chief Operating Officer. This merger also strengthens our management succession plan; Marty will be appointed President and CEO by December 31, 2009. I'll retain the title as Chairman until early 2011 and then retire.

I've known Marty for several years and I have a very high regard for him professionally and personally. An important aspect of this transaction for me and the Huntington Board is his ongoing leadership. Those of you who have not followed Sky in the past may not know him as well. I look forward to your getting to know him over the course of this well-planned orderly succession period.

A key to any merger success is selecting the best and most qualified individuals for key management position; it can also be a stumbling block the longer it takes to make such decisions. Therefore Marty and I are glad to report that with few exceptions the decisions have been finalized. This will help assure we maintain focus and management continuity throughout the merger integration process. Let me first outline those individuals and positions that will report to me and then Marty will do the same.

As shown on slide 15, Marty will have responsibility for regional banking and report to me. Other line of business executives reporting to me will be Nick Stanutz, the head of our dealer sales organization, and Dan Benhase, who runs our private financial and capital markets group. On the support side reporting to me are Don Kimble, our CFO who oversees finance; Jim Nelson, our Chief Risk Officer; Melinda Ackerman, Head of Human Resources; Dick Cheap, our Counsel and Corporate Secretary; and Barbara Benham, who heads Government Affairs; and Eric Sutphin, our Chief Auditor who reports directly to the audit committee of the Board has a dotted line reporting responsibility to me. Marty?

Marty Adams - Sky Financial - Chairman, President, CEO

Thank you, Tom. My organization is outlined on slide 16. As Tom noted, my primary responsibility is oversight of regional banking, which consists of all of our retail and commercial banking activities. The structure will consist of four group presidents who have a responsibility for 13 local banking regions.

The four group presidents reporting directly to me will be Jim Dunlap, who will be responsible for the West Michigan, East Michigan, Northwest Ohio and Western Pennsylvania regions; Mike Prescott, who will be responsible for the Southwest Ohio, West Virginia, Ohio Valley and Western Reserve regions; Gary Small, who will be responsible for Cleveland, Mahoning Valley, Pittsburgh and Indiana regions; and Mary Navarro, will be responsible for the central Ohio region, she will also have oversight of key regional banking support functions including marketing, home lending, business banking, product management, commercial and retail channel delivery and distribution channel.

Also reporting to me will be Jerry Batt, who heads up our insurance line of business; Mike Cross, as senior lender; and Perry Atwood, who is in charge of sales. The head of operations and technology, a critical role, is expected to be named in early 2007. Tom, back to you.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Thanks, Marty. Obviously all mergers come with execution and integration risks. Let me use slide 17 to outline why we are confident that such risks are low in this transaction. First, as Don noted earlier, we've completed significant due diligence. Second, Marty and I have known each other for years and the same can be said for managers throughout both organizations. This familiarity makes for open communication and trust, key elements of moving a merger ahead smoothly. Third, as just outlined, the key appointments have already been decided so distractions are minimized.

Perhaps most importantly, Huntington and Sky share similar business models that emphasize local decision-making and a focus on service excellence. There is no major culture shock or learning curve that our associates have to master. We'll hit the ground running where we speak the same customer focused language.

Both companies also have strong credit cultures. When conducting our due diligence, as Don noted earlier, we gave special attention to asset quality. We're keenly aware of the general industry concerns concerning credit conditions in the Midwest. After extensive review we're quite comfortable with Sky's credit quality and reserve position.

While some of Sky's credit ratios, such as nonperforming loans and reserve coverage, are not as strong as Huntington's, this is due mainly to acquisitions they've made. Sky has a strong history of improving acquired portfolios. And our expense save assumptions are achievable. As noted before, delivering the benefits of this combination to our shareholders does not require anything heroic where we might have to stretch and jeopardize customer service to make the deal pay off.

Also, the integration risk is clearly manageable. Both teams have experienced integration seems, especially Sky, and with Marty as Chief Operating Officer we have confidence that the integration will go smoothly. With Sky having a single bank charter and technology platform integration should be manageable.

Lastly, and ending where we began, this transaction fits our M&A philosophy. The philosophy of bodies doing the right thing for all our stakeholders. Investors get higher earnings, customers will enjoy more convenience and additional products and services, and our communities retain a locally yet stronger bank with a history of involvement in community affairs. So we're confident that this does indeed represent a fairly priced, low risk strategic acquisition that improves financial performance and franchise value.

This completes our prepared remarks. Marty, Don and I will be happy to take your questions. Let me now turn the meeting back over to the operator who will provide instructions on conducting the question-and-answer period. Operator?

Operator

(OPERATOR INSTRUCTIONS). Andrea Jao, Lehman Brothers.

Andrea Jao - Lehman Brothers - Analyst

Just wanted to get more detail on capital management in 2007 and into 2008. If you could start by reminding us what the original magnitudes were, plans were for 2007 and then how much of a decrease do you expect and if you could also make comments on what the implications are if you start managing to Tier 1 and if you start using hybrids?

Don Kimble - Huntington Bancshares - EVP, CFO

As far as the guidance for 2007 and 2008 for share repurchases, we really haven't talked about that in the past. You all are aware that as of the end of the third quarter our capital ratios have improved significantly as a result of the additional earnings from the tax benefit we realized. And so we would have historically targeted 6.25 to 6.5% tangible equity ratio.

Our share repurchases on average typically are assumed in the 1 to 1.5% range. We normally would have assumed that that would've been higher in 2007 because of this excess capital position. And I think the prospects going forward would keep it in that same general range. And so the reduced level of share buybacks in 2007 would probably more consistent with a more normal level of share buyback in that 1 to 1.5% range as opposed to heightened repurchase activity.

Andrea Jao - Lehman Brothers - Analyst

Great. And managing towards Tier 1 rather than other capital ratios and the use of hybrids?

Don Kimble - Huntington Bancshares - EVP, CFO

As far as the Tier 1, we really haven't changed our targeted range as far as tangible capital yet. We would say that soon after the merge date that we would be managing our tangible capital up to at least the 6% level. We will be reviewing our options as far as financing the cash portion and might consider the issuance of hybrid equity securities. If we did do that going forward we would have to take a review of what our tangible capital ratio requirements would be considering this change mix.

Andrea Jao - Lehman Brothers - Analyst

Great, thank you.

Operator

Kevin Reevey, Ryan Beck.

Kevin Reevey - Ryan Beck - Analyst

Congratulations. You're getting a good partner with Sky and they have a very strong team. My only question is related to retention of key employees and employees that touch the customer. As you know, when a big merger is announced one of the first things to happen is you tend to lose your good people. Are there going to be any stay bonuses for key people and employees that touch the customer and what are you doing to retain your best people?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

The short answer is, yes, there will be retention incentives in place. Let me just call on Marty to talk about his initial thoughts here.

Marty Adams - Sky Financial - Chairman, President, CEO

We will use stay bonuses. Tom and I and others have made a lot of calls to explain this transaction to our employees last night, Kevin. I firmly believe that the best opportunity for our combined employees are with this current organization. And I'll say that because there won't be a big change. You heard Tom talk about the cultural fit. We've spent so much time together, Tom and I, over the last couple of months. We really believe in decentralized decision-making, that's very engaging for our employees. So if there's no change and we're more -- larger presence let's say in Indianapolis and in Cleveland and other markets it really only provides more opportunity for our employees.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Kevin, this is Tom. Another thing I would point out to you is we will have 13 regions. Historically Huntington has had eight, Sky has had eight. We'll have 13 going forward and with the exception of two or three overlaps where we have had to make decisions among possible region presidents, there have been very obvious selections. For example, Pittsburgh, Western Pennsylvania, West Michigan, East Michigan -- these are areas of no overlap. So you could think of business as usual there. Where we do have overlap it isn't an exercise of seeing people who do touch the customer leave the organization. I think all will feel quite welcomed here. We're going to need them as we expand our presence.

So yes, we'll have to work at it. Yes, we'll make sure that the appropriate incentives are in place, but I think both Marty and I are quite optimistic about our ability to succeed in this area.

Kevin Reevey - Ryan Beck - Analyst

And then what will you do to ensure successful integration? I know Sky has got a very strong merger integration team. How involved will those folks be in the integration process?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Very. Marty and I have named respective integration chiefs. One is their very experienced Phil Clinard, Senior Vice President Change Management. He has a counterpart at Huntington, [Mil Vofman], who led our integration of [Unison] earlier this year and did a very fine job of that. These are guys who by personality and constitution I think are destined to work very well together. They are experienced. They will start right away in organizing efforts. So I think we feel at a very senior level we're going to be having very capable integration leadership.

Kevin Reevey - Ryan Beck - Analyst

Thank you.

Operator

Colin Dunn, KBW.

Colin Dunn - KBW - Analyst

Good morning, guys. You mentioned the consolidation of 70 branches. Could you talk a little bit more about that? Perhaps maybe the timeline, where those branches are located, any potential gain on the sale of branches or charges you might be taking with respect to that?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

The latter part of your question I'll ask Don to comment on here in a minute. As you have heard, we expect to complete the transaction in the early part of the third quarter of next year. So over the next six months we will certainly be constructing our specific game plan for the closing and consolidation of what I would generally describe as duplicative offices. We do not have that game plan in place today, in other words we don't have a list of this office will be closed and that one won't be. But we do know that numerous offices are close to one another.

In some cases the Sky office will be the better office, in another cases it will be Huntington. We think 70 offices is a good target; it may prove to be conservative but it's a good target at this point in time. But over the next several months is when we'll be working together to determine the specific plan of attack there.

Don Kimble - Huntington Bancshares - EVP, CFO

If I can just follow-up with that. That Tom is right, that we've looked at a number of different benchmarks as far as the proximity of the offices. We have approximately 100 offices that are within 1 mile of each other to just to give you a sense of the duplication that we would have and the possibility for reviewing some of those offices.

As far as the gains that might be generated from the sale of those offices, we have assumed zero gains. We have assumed in our one-time costs some estimation as far as asset write-offs associated with the closing of some of the offices and things like that. So we are expecting or at least modeling zero gains from any sale of those offices.

Colin Dunn - KBW - Analyst

And then have you modeled any potential customer attrition?

Don Kimble - Huntington Bancshares - EVP, CFO

We have considered attrition and realized there will be some attrition associated with those offices, but we've not included any net revenue benefits from the transaction as well. And we think from our due diligence process that we do have some very significant revenue opportunities including potential balance sheet and funding type of restructurings, fee opportunities from both the retail banking and also from the wealth management area, and also just the ability to cross sell similar products with Sky's insurance business. They have done a very good job of integrating that sales effort throughout their retail footprint and that's an opportunity for Huntington to pick up as well.

Colin Dunn - KBW - Analyst

Great. Both companies have undertaken some balance sheet restructuring activities over the past year. Do you think at this point there's a further opportunity to do some small restructuring at the point of conception?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

I would say that one thing that we will look at, we haven't made a final decision on yet, but if we look at the two companies on a combined basis there might be some opportunity to reduce the size of our investment portfolio slightly. And so there might be potential restructuring there and then the related funding associated with that. So we are not anticipating anything significant at this point in time, but that's one of the things that's under consideration.

Colin Dunn - KBW - Analyst

All right. And then the net charge-off target that Huntington has set in the past of 35 to 45 basis points, is that something you still feel comfortable with after this transaction?

Don Kimble - Huntington Bancshares - EVP, CFO

That we feel very comfortable with the combined credit quality of the organization -- that 35 to 45 basis point range was based on our mix of business. I think that with the change in the composition of our loan portfolio that we would still feel comfortable with that general range, that we don't see it increasing and we'll have to just reevaluate whether or not there might be some changes given the greater concentration in commercial.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

We are not in any way altering our long-term charge-off range. So because of the due diligence that we conduct and the fairness of that, I think that just allows us to feel comfortable as we have previously stated.

Colin Dunn - KBW - Analyst

Thanks for taking the question.

Operator

David George, AG Edwards.

David George - A.G. Edwards - Analyst

Good morning, thanks for taking the question. Just really a quick follow-up on credit. I know, Tom, you had indicated that Sky's numbers are -- for lack of a better term -- a little worse than Huntington's, at least on an MPA plus OREO and NPL's to total loans basis. And you implied that part of the -- the difference between the two organizations was that Sky's was up due to acquisitions. Is it fair to say that you would expect then that Sky's NPA's are going to decline over the next year or so? And can you characterize the risks and really the differences of the risks between the portfolios and I don't know if Marty is able to give some type of color since I'm not as familiar with Sky. What kind of a normalized NPA and/or charge-off burden would be for the Sky portfolio? Thanks.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Marty, why don't you generally describe the loan portfolio and any thoughts you have about your pre this transaction outlook about credit quality?

Marty Adams - Sky Financial - Chairman, President, CEO

Sure will, Tom. On NPA's, the makeup is fairly granular. The credit cultures of the institutions we have acquired in the past have not been to the same standards of Huntington's or Sky's would be. We know that going in and it takes a while to work through those portfolios. So I would estimate about half those NPA's really come from acquired portfolios, generally commercial real estate, and generally take a longer time to work through.

We choose generally to work those out ourselves and although we have sold occasionally some things in the market and have lived with higher nonperforming numbers, our stated priority has been to reduce those nonperformings over time and we've shown some progress and believe we'll conduct to show some progress. As you also note, we have been able to really hit our charge-off projections so far this year so they haven't necessarily turned into higher charge-off rates.

David George - A.G. Edwards - Analyst

Okay, thanks.

Operator

Andrew Marquardt, Fox-Pitt Kelton.

Andrew Marquardt - Fox-Pitt Kelton - Analyst

The first question is for Marty. I was curious if you can just give us a little greater background in terms of the decision as to why now?

Marty Adams - Sky Financial - Chairman, President, CEO

Good question I guess why now, maybe why is even a better question. If you look at it from Sky's shareholders there is an immediate premium, there is a nice increase in earnings. If you look at the technology platform it gives us the ability to make significant improvements in offerings to our clients. The cultures, as we've said time after time, couldn't be more alike. And the more time I spent with Tom the more it felt like that our long-term acquisition strategy continued to be achieved through a combination with Huntington where we'll own the Sky shareholders approximately 30% of their company. And Tom was very clear in welcoming and the participation of the best people at Sky and making the integration work and the Company work. And that consistency of delivering to the customer on a decentralized basis our Board thought about all of those, thought about all the stakeholders and it became very clear and it was a unanimous decision that this was just a great combination.

Andrew Marquardt - Fox-Pitt Kelton - Analyst

Is there anything that one should think about or read into that perhaps the economic back drop or the competitive landscape has gotten tougher or worse that could have also helped contribute to this decision?

Marty Adams - Sky Financial - Chairman, President, CEO

From our standpoint you should not consider that. That doesn't mean that the environment isn't challenging and the environment will not change. It will be just as challenging after this merger as before that. We just feel like the combination gives us greater opportunities.

Andrew Marquardt - Fox-Pitt Kelton - Analyst

Thanks. And for Tom, how should one think about now what would be kind of the next area of focus or retention and, obviously after this is integrated?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Well, just to your last point. Both Marty and I, and I know our teams feel the same way, understated clearly that our focused needs to be on making sure that our investors and customers derive the kind of value out of this transaction that we're convinced is there. So we're going to make this thing successful. And so getting us through to that point in time, my conviction will continue to be that it's a great way to create additional value for our shareholders by consolidating in the Midwest.

So as I have said many times, we like the states in which we're operating but we have low share in many of the markets. And there's plenty of room for us to grow, get expanded presence in our other states and maybe in some additional markets in Ohio. And I know Marty has really valued the Western Pennsylvania and Pittsburgh part of their franchise, that's new to Huntington so there may very well be some more growth opportunities there. So once we've satisfied ourselves that this is working up to our expectations and those of our stakeholders, if you will, then we'll be interested in turning our attention elsewhere.

Andrew Marquardt - Fox-Pitt Kelton - Analyst

Okay, thanks. In terms of the cost save assumptions, would you mind just reviewing what the breakdown of that is? I missed that when you first went over it.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

The two areas that we highlighted was we expected the operations and technology area to generate about 35% or so of the total cost saves, the branch consolidations approximately 25% and another area that we think we'll have benefits would be just redundancy and some support functions, line of business, product management and other functions and then just other areas, synergies from better purchasing power and savings like that.

Andrew Marquardt - Fox-Pitt Kelton - Analyst

And did you also touch on your goal for the efficiency ratio improving? Can you touch on that? Do you think that you can get down to the 50% efficiency ratio with this combination?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

What I would say, Andrew, this is Tom, is that we continue to believe very much, as Huntington has believed and now even more so that our range of 50 to 52% is within reach. This helps us a lot. We're not going to stop because we believe we should be operating within that range.

Andrew Marquardt - Fox-Pitt Kelton - Analyst

And how long do you think it could take to get there? You've mentioned in the past it could take a number of years, but obviously this accelerates that.

Don Kimble - Huntington Bancshares - EVP, CFO

We did show a slide in the package here that would suggest that just looking at the third-quarter information for both Huntington and Sky including the impact of Union Federal would have about a 54% efficiency ratio. And our target is to improve that efficiency ratio 1 to 2 percentage points a year. So we think that we probably reduced a year to two years off our previous expectation as far as getting to that range.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

And just as a reminder, we have been very committed to ensuring that we've got positive operating leverage year after year. So we fully expect that we would have without this transaction, we do with it that the growth of our revenues is going to continue to exceed the growth of expenses. That will allow us I think to get to a targeted efficiency ratio the right way over the right period of time.

Andrew Marquardt - Fox-Pitt Kelton - Analyst

Great, thank you.

Operator

Andrea Jao, Lehman Brothers.

Andrea Jao - Lehman Brothers - Analyst

Just wanted to ask, Marty, what do you think your mark on the Company would be over the long run? Where I'm coming from is that under Frank Wolf's leadership the Company undertook an expansion focusing on high-growth markets, that ended with a cost reduction initiative and the closing of branches. Under Tom's leadership the Company restructured, became more focused, better managed capital and became less risky. What do you hope your mark on the Company would be?

Marty Adams - Sky Financial - Chairman, President, CEO

I hope my first mark on the Company is that we achieve every single objective that we've laid out here for you today. Secondly, I'll point out that it was very important to me and to our Board that Tom make a long-term commitment to staying and he has. So he's going to be around until 2011. So I think you'll see more consistency and sort of the same thing you've seen at Huntington, so we'll see a lot of change.

Andrea Jao - Lehman Brothers - Analyst

Do you remain committed to the auto business?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Andrea, were you asking that of Marty or of me?

Andrea Jao - Lehman Brothers - Analyst

I guess both.

Marty Adams - Sky Financial - Chairman, President, CEO

I'll let Tom answer that.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Sure. Let me just say this. We continue to believe that it's a good business for us. It's a well-run business. We have a tremendous number of very good and profitable relationships with our dealer community. And yet we have converted much of the business away from the old model of originate and hold onto the risk to a model of originate, sell and service with low capital requirement at very attractive returns. That allows us to really enjoy the benefits of those dealer relationships without incurring nearly as much risk as we used to have.

So we think that makes good sense and as others have chosen to exit, that's generally been helpful to us. So we like the fact that the concentration would be all the way down to 12% which is roughly one-third of what it was five years ago. We like that, but we continue to be committed to the business.

Andrea Jao - Lehman Brothers - Analyst

Perfect. Thank you very much.

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

Thanks, Andrea.

Operator

(OPERATOR INSTRUCTIONS). Paul Delaney, Morgan Stanley.

Paul Delaney - Morgan Stanley - Analyst

Good morning. I just had two quick questions. One, how do you see the branch conversion process unfolding? Will all Sky branches be converted to the Huntington system? Will everything be -- will the combined company be running Huntington branches, Huntington products or will there be some components of the Sky platform that the Huntington branches will get?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

The answer to your question will be yes, yes and yes. We'll operate under one flag, if you will, and that's Huntington. We'll be on Huntington systems, Huntington technology, Huntington products and services. We obviously will learn a lot through this integration process about lots of the good things that Sky does and there may very well be some features that we'll want to ensure are incorporated into Huntington's offerings going forward. And there insurance business which is one that we have not really emphasized to date on a retail basis seems like a real winner to us an we'll work together to try to make sure we incorporate that on a local level. That's the way I would answer. Marty, do you have any other perspective?

Marty Adams - Sky Financial - Chairman, President, CEO

I really don't, Tom.

Paul Delaney - Morgan Stanley - Analyst

And then just a quick question for Don. What are the components of the $200 million charge?

Don Kimble - Huntington Bancshares - EVP, CFO

As far as the breakdown of that, about 25% of it is deal-related cost which would include adviser fees and attorney fees and deal costs associated with that. About 30, 35% or so are retention, severance and other personnel-related type expenses, about 25% is estimated to be contract termination and related asset write-offs that might occur from consolidation activities. And the rest of it really represents customer notification, supplies, new debit cards are issued to customers, and other conversion type of expenses that we'd be incurring.

Paul Delaney - Morgan Stanley - Analyst

That's great. Thanks very much.

Operator

Jon Arfstrom, RBC Capital Markets.

Jon Arfstrom - RBC Capital Markets - Analyst

A question for Tom or Marty. Particularly in the Indianapolis market, there was a recent -- Sky was a recent entrant into that market, changed the names in early November and I guess the question is how much risk do you see in that market considering Sky will have about two-thirds of the branches and the customers will have just gone through a conversion?

Marty Adams - Sky Financial - Chairman, President, CEO

We've talked to both our leaders there, we did go through a conversion and this will follow-up with another conversion you pointed out. However, we have stable leadership, wonderful employees on both sides and I think what we're going to offer the customers is more convenience, more locations, better systems. And as long as those same people stay in place we feel like that we have the best combined team in that market that we'll be fine. (technical difficulty) fine. I think if we communicate properly, execute properly and we're going to pay very close attention, Jon, to all the risks there. That is really a key market for this transaction and so we will take great care in doing it the right way.

Jon Arfstrom - RBC Capital Markets - Analyst

And then just a question for both of you. Does this acquisition or merger change any of your near-term appetite for acquisitions? Marty, I know you've been able to really run dual track where you'll run through conversions fairly quickly and not slow down your acquisition appetite. I guess the question is does this slow it for either of you in the interim?

Tom Hoaglin - Huntington Bancshares - Chairman, President, CEO

This is Tom. I think what's most important for us is to do this and do it very well and we're not particularly inclined to have additional distractions or diversions. We want to convince ourselves as well as our stakeholders that we've achieved what we are confident we can achieve. So that's job one for us. And I wouldn't anticipate a significant amount of activity until we get to that point.

Jon Arfstrom - RBC Capital Markets - Analyst

Okay, thank you.

Operator

There are no further questions at this time.

Jay Gould - Huntington Bancshares - Dir. of IR

I'd like to tell everybody thank you very much for joining us on this call. If you have further questions feel free to call Investor Relations. Thank you and have a nice day.

Operator

This concludes today's conference. You may now disconnect at this time.

Forward-looking Statement

      This transcript contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington Bancshares Incorporated (“Huntington”) and Sky Financial Group, Inc. (“Sky Financial”), which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Sky Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Huntington and/or Sky Financial’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2005 Annual Report on Form 10-K/A, Sky Financial’s 2005 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial with the Securities and Exchange Commission. All forward-looking statements included in this transcript are based on information available at the time. Neither Huntington nor Sky Financial assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

      Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402. The final proxy statement/prospectus will be mailed to stockholders of Huntington and Sky Financial.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

      The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.